SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31800]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 28, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 22, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Chief Counsel's Office at (202) 551-6821, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cornerstone Progressive Return Fund [File No. 811-22066]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Cornerstone Strategic Value Fund, Inc., and on June 26, 2015, made a distribution to its shareholders based on net asset value. Expenses of $335,585 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on June 30, 2015, and amended on July 30, 2015.

Applicant's Address: 48 Wall St., 22nd Floor, New York, NY 10005.

db-X Exchange-Traded Funds Inc. [File No. 811-22001]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 27, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $35,000 incurred in connection with the liquidation were paid by DBX Strategic Advisors LLC, applicant's investment adviser.

Filing Date: The application was filed on July 31, 2015.

Applicant's Address: 60 Wall St., New York, NY 10005.

Principled Equity Market Fund [File No. 811-8492]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 5, 2015, applicant made a final liquidating distribution to its shareholders, based on net asset value. Two shareholders of record have not received their liquidating distributions because applicant has been unable to locate them. Applicant's custodian is holding an aggregate amount of $10,854, which will escheat to the state of last residence of each shareholder if their distributions remain unclaimed. Expenses of

$110,800 incurred in connection with the liquidation were paid by applicant. Applicant has also retained $128,566 in cash to cover outstanding liabilities.

Filing Date: The application was filed on August 14, 2015.

Applicant's Address: 20 William Street, Wellesley, MA 02481.

Oppenheimer Institutional Treasury Money Market Fund [File No. 811-22261]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 19, 2015.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Torchlight Value Fund Master, LLC [File No. 811-21122]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant represents that it currently has fewer than 100 beneficial owners of its securities and will continue to operate as a private fund in reliance on section 3(c)(1) of the Act. Applicant states that it is not making, has never made and does not intend to make a public offering of its securities. Applicant further represents that it has notified its beneficial owners that certain legal protections offered to shareholders of an investment company registered under the Act will no longer apply.

Filing Date: The application was filed on August 11, 2015.

Applicant's Address: 475 Fifth Ave., New York, NY 10017.

Torchlight Value Fund, Inc. [File No. 811-8920]

Summary: Applicant, a feeder fund in a master feeder structure, seeks an order declaring that it has ceased to be an investment company. On July 31, 2015, applicant made a distribution to its shareholders, based on net asset value. Expenses of $468,712 incurred in connection with the liquidation were paid by Torchlight Investors, LLC, applicant's investment adviser.

Filing Date: The application was filed on August 11, 2015.

Applicant's Address: 475 Fifth Ave., New York, NY 10017.

Sterling Capital Variable Insurance Funds [File No. 811-21682]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 24, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on July 31, 2015.

Applicant's Address: 435 Fayetteville St., Raleigh, NC 27601.

Cube Thematic Alternatives Fund [File No. 811-23006]

Summary: Applicant, closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 29, 2015.

Applicant's Address: 180 Great Portland St., London W1W 5QZ.

Nuveen Equity Premium Opportunity Fund [File No. 811-21674]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Nuveen S&P 500 BuyWrite Income Fund, and on December 22, 2014, made a distribution to its shareholders based on net asset value. Expenses of $867,895 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Dates: The application was filed on June 26, 2015, and amended on August 7, 2015.

Applicant's Address: Nuveen Investments, 333 West Wacker Dr., Chicago, IL 60606.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary